UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D*

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

enGene Holdings Inc.

(Name of Issuer)

Class A Common Shares, no par value per share

(Title of Class of Securities)

29286M105

(CUSIP Number)

Forbion Growth Sponsor FEAC I B.V.

Gooimeer 2-35

1411 DC Naarden

The Netherlands

Tel: +31 356 993 000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29286M105	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Sponsor FEAC I B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,502,338 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,502,338 (1)(2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 5,502,338 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1% (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 3,765,932 Common Shares (as defined herein) and (b) 1,736,406 Warrants (as defined herein), with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2)

Forbion Growth Sponsor FEAC I B.V. (the “Sponsor”) is the record holder of 3,765,932 Common Shares and 1,736,406 Warrants. Forbion Growth Opportunities Fund I Cooperatief U.A. (“Forbion Cooperatief”) wholly owns the Sponsor and therefore the Sponsor shares the voting and investment power over the Common Shares and Warrants with Forbion Cooperatief and, indirectly, with Forbion Cooperatief’s sole director, Forbion Growth Management B.V. (“Forbion Management”), which exercises voting and investment power through its investment committee (the “Investment Committee”), consisting of S. Slootweg, M. A. van Osch, G. J. Mulder, V. van Houten, D.A.F. Kersten, N.L. Luneborg, W.S.J. Joustra and J.M. Bos. None of the members of the Investment Committee has individual voting and investment power with respect to the Common Shares and Warrants, and each such member disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein. See Item 5 below for further information.

(3)

Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer (as defined herein), plus (ii) 1,736,406 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(4)

The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Opportunities Fund I Cooperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,169,004 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,169,004 (1)(2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 8,169,004 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.9% (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 3,765,932 Common Shares and 1,736,406 Warrants held by the Sponsor, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share (collectively, the “Sponsor Securities”) and (b) 2,000,000 Common Shares and 666,666 Warrants held by Forbion Cooperatief, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share (collectively, the “FGOF Securities”).

(2)

Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor and Forbion Cooperatief have shared voting and investment power over the Sponsor Securities. Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power (i) with Forbion Cooperatief over the FGOF Securities and (ii) with Forbion Cooperatief and, indirectly, the Sponsor, over the Sponsor Securities. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities and FGOF Securities, and each such member disclaims beneficial ownership of the Sponsor Securities and FGOF Securities except to the extent of his or her proportionate pecuniary interest therein. See Item 5 below for further information.

(3)

Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 2,403,072 Common Shares issuable upon the exercise of the Warrants beneficially owned by the Reporting Person.

(4)

The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,169,004 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,169,004 (1)(2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 8,169,004 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.9% (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) the Sponsor Securities and (b) the FGOF Securities.
(2)

Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor and Forbion Cooperatief have shared voting and investment power over the Sponsor Securities. Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power (i) with Forbion Cooperatief over FGOF Securities and (ii) with Forbion Cooperatief and, indirectly, the Sponsor, over the Sponsor Securities. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities and the FGOF Securities, and each such member disclaims beneficial ownership of the Sponsor Securities and the FGOF Securities except to the extent of his or her proportionate pecuniary interest therein. See Item 5 below for further information.

(3)

Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 2,403,072 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(4)

The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common shares, no par value per share (the “Common Shares”), of enGene Holdings Inc., a corporation incorporated under the laws of Canada (the “Issuer”), which has its principal executive offices at 7171 Rue Frederick Banting, Saint-Laurent, QC, Canada H4S 1Z9. Information given in response to this item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (b), (c) and (f)

This Schedule 13D is being filed by the following persons: (i) Forbion Growth Sponsor FEAC I B.V., a private limited liability company incorporated in the Netherlands (the “Sponsor”), (ii) Forbion Growth Opportunities Fund I Cooperatief U.A., a cooperative association (coöperatie) with exempted liability incorporated in the Netherlands (“Forbion Cooperatief”), and (iii) Forbion Growth Management B.V., a private limited liability company incorporated in the Netherlands (“Forbion Management”). Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal place of business for each of the Reporting Persons is: c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

The principal business of the Sponsor and Forbion Cooperatief is to provide holding and financing services for the Forbion Growth Group. Forbion Management is the sole director of Forbion Cooperatief and its principal business is to provide management services to the Forbion Growth Group. The Sponsor was the sponsor of FEAC (as defined herein).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Sponsor, Forbion Cooperatief and Forbion Management is set forth on Schedule A.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 31, 2023 (the “Closing Date”), the parties to the Business Combination Agreement, dated as of May 16, 2023 (as amended, the “Business Combination Agreement”), by and among Forbion European Acquisition Corp., a Cayman Islands exempted company and a special purpose acquisition company (“FEAC”), enGene, Inc., a corporation incorporated under the laws of Canada (“enGene”), and the Issuer, completed the transactions contemplated thereby, pursuant to which: (i) each share of FEAC was exchanged on a one for one basis for a Common Share; (ii) each share of enGene was exchanged for 0.1804799669 Common Shares; (iii) each enGene warrant was exchanged for 0.1804799669 warrants of the Issuer, with each warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment (each, a “Warrant”); (iv) each warrant of FEAC was exchanged on a one for one basis for one Warrant; and (v) each of FEAC and enGene became wholly-owned subsidiaries of the Issuer. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

Pursuant to the Business Combination, the Sponsor and Forbion Cooperatief acquired, in the aggregate, 5,765,932 Common Shares and 2,403,072 Warrants, as follows:

a)

In exchange for Forbion Cooperatief’s 2,000,000 Class A ordinary shares of FEAC and 666,666 public warrants of FEAC, Forbion Cooperatief acquired 2,000,000 Common Shares and 666,666 Warrants, respectively. The funds for the acquisition of the 2,000,000 Class A ordinary shares of FEAC and 666,666 public warrants of FEAC by Forbion Cooperatief were provided by Forbion Growth Opportunities Fund I C.V., an entity affiliated with the Sponsor and Forbion Cooperatief (the “Funding Entity”).

b)

In exchange for the Sponsor’s 1,373,496 Class B ordinary shares of FEAC and 731,619 private placement warrants of FEAC, the Sponsor acquired 1,373,496 Common Shares and 731,619 Warrants, respectively. The funds for the acquisition of the 1,373,496 Class B ordinary shares of FEAC and 731,619 private placement warrants of FEAC by the Sponsor were provided by the Funding Entity.

c)

In exchange for the Sponsor’s convertible bridge loan notes of enGene in an aggregate principal amount of $20.0 million, the Sponsor acquired 2,262,351 Common Shares and 950,153 Warrants. The funds for the acquisition of the convertible bridge loan notes of enGene by the Sponsor were provided by the Funding Entity.

d)

In exchange for a purchase price of approximately $1.2 million, the Sponsor acquired 130,085 Common Shares and 54,634 Warrants pursuant to a subscription agreement dated May 16, 2023 by and among the Sponsor, FEAC and the Issuer (as amended by the Side Letter Agreement (as defined below), the “PIPE Financing”). The funds for the acquisition of the 130,085 Common Shares and 54,634 Warrants by the Sponsor were provided by the Funding Entity.

The Warrants will expire five years following the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The Warrants will become exercisable on November 30, 2023, provided however, that the Issuer will not be obligated to deliver any Common Shares pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Common Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Issuer satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant will be exercisable and the Issuer will not be obligated to issue a Common Share upon exercise of a Warrant unless the Common Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the jurisdiction of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will the Issuer be required to net cash settle any Warrant. The Issuer has agreed that as soon as practicable, but in no event later than 15 business days after the Closing Date, it will use its commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) a registration statement for the registration, under the Securities Act, of the Common Shares issuable upon exercise of the Warrants, and the Issuer will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing Date.

The information set forth in Item 4 of the cover page and Item 4 below is incorporated by reference into this Item 3 as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional Common Shares, Warrants or other securities of the Issuer;

selling Common Shares, Warrants or other securities of the Issuer; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Also, consistent with their investment intent and in connection with Mr. Bos’ service on the Issuer’s board of directors, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, officers of the Issuer, other members of the board of directors of the Issuer, advisors, and/or other persons regarding the Issuer, including but not limited to its operations, governance and control. The Reporting Persons have no right to nominate or otherwise maintain a director on the Issuer’s board of directors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

1. Sponsor Securities. As of the date hereof, the Sponsor may be deemed to beneficially own 5,502,338 Common Shares, consisting of (a) 3,765,932 Common Shares and (b) 1,736,406 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment (collectively, the “Sponsor Securities”). The Sponsor Securities represent 22.1% of the Issuer’s total Common Shares, calculated based on a total of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 1,736,406 Common Shares issuable upon the exercise of the Warrants held by the Sponsor (as disclosed in footnote 3 of the Sponsor’s cover page).

J.M. Bos, C. Lesser, S. Slootweg and W.S.J. Joustra are directors of the Sponsor and have shared voting and investment discretion with respect to the Sponsor Securities and may be deemed to have indirect shared beneficial ownership of the Sponsor Securities held by the Sponsor. J. M. Bos, C. Lesser, S. Slootweg and W.S.J. Joustra each disclaims beneficial ownership over the Sponsor Securities except to the extent of his proportionate pecuniary interest therein.

Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor shares the voting and investment power over the Sponsor Securities held by it with Forbion Cooperatief and, indirectly, with Forbion Cooperatief’s sole director, Forbion Management, which exercises voting and investment power through its investment committee (the “Investment Committee”), consisting of S. Slootweg, M. A. van Osch, G. J. Mulder, V. van Houten, D.A.F. Kersten, N.L. Luneborg, W.S.J. Joustra and J.M. Bos. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities, and each such member disclaims beneficial ownership of such Sponsor Securities except to the extent of his or her proportionate pecuniary interest therein.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Sponsor Securities.

2. FGOF Securities. As of the date hereof, Forbion Cooperatief may be deemed to beneficially own 8,169,004 Common Shares, consisting of (a) the Sponsor Securities and (b) 2,000,000 Common Shares and 666,666 Warrants held by Forbion Cooperatief, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share (collectively, the “FGOF Securities”). The Sponsor Securities and FGOF Securities collectively represent 31.9% of the Issuer’s total Common Shares, calculated based on a total of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 2,403,072 Common Shares issuable upon the exercise of the Warrants beneficially owned by the Reporting Persons (as disclosed in footnote 3 of Forbion Cooperatief’s cover page).

Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power with Forbion Cooperatief over the Sponsor Securities and FGOF Securities. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities and the FGOF Securities, and each such member disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Class A Ordinary Shares.

(c) Information with respect to all transactions in the securities of the Issuer by the Reporting Persons and, to the knowledge of the Reporting Persons, by the persons named in Schedule A, that were effected during the past sixty days is set forth herein, as well as in Items 3, 4 and 6 which are incorporated by reference into this Item 5.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into this Item 6 as applicable.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Sponsor and Insiders Letter Agreement

On May 16, 2023, the Sponsor and Insiders Letter Agreement was entered into between FEAC, the Sponsor, Forbion Cooperatief, enGene, the Issuer and the other parties named therein (collectively, other than enGene and the Issuer, the “Sponsor Parties”), pursuant to which the Sponsor has agreed to surrender, after giving effect to the conversion of all or part of the principal amount outstanding under loans made by the Sponsor to FEAC into FEAC private placement warrants, 1,789,004 FEAC Class B shares and 5,463,381 FEAC private placement warrants, as a contribution to the capital of FEAC and for no consideration, effective immediately prior to the Class B Conversion (as defined in the Sponsor and Insiders Letter Agreement) on the day which is two (2) business days prior to the Closing Date.

In addition, the Sponsor Parties agreed to (i) be bound by certain other covenants and agreements related to the Business Combination, (ii) waive the anti-dilution protection with respect to the FEAC Class B shares (whether resulting from the PIPE Financing or otherwise) and (iii) be bound by certain transfer restrictions with respect to the FEAC shares and the FEAC private placement warrants held by it (including the Common Shares and Warrants received in exchange therefore in connection with the Business Combination), in each case, on the terms and subject to the conditions set forth in Sponsor and Insiders Letter Agreement.

The foregoing description of the Sponsor and Insiders Letter Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor and Insiders Letter Agreement, a copy of which is attached as Exhibit 1 hereto, and the terms of which are incorporated herein by reference.

Subscription Agreement and Side Letter Agreement

On May 16, 2023, FEAC, the Issuer and the Sponsor entered into a subscription agreement (the “Subscription Agreement”) pursuant to which, among other things, the Sponsor agreed, subject to the completion of each element of the Transactions (as defined in the Subscription Agreement) (other than those Transactions that are scheduled to be completed following the Closing Date), to subscribe for and purchase, and FEAC has agreed that it will issue and sell to the Sponsor (which obligation will be assumed (the “Assumption”) by the Issuer after the completion of the FEAC Reorganization (as defined in the Subscription Agreement) and prior to the consummation of the PIPE Financing) the number of FEAC Class A shares (or after the Assumption, Common Shares) provided for in the Subscription Agreement in exchange for the purchase price of $10.25 per FEAC Class A share (or after the Assumption, Common Share) (as amended by the Side Letter Agreements (as defined below).

The Subscription Agreement provides for certain registration rights. In particular, FEAC (or subject to and in accordance with the Assumption, the Issuer) agreed that, as soon as practicable, but in no event later than fifteen (15) business days after the Closing Date (the date on which the Registration Statement is filed, the “Filing Date”), it shall use its commercially reasonable efforts to file with the SEC a registration statement (the “Registration Statement”) registering the resale of the Subscribed Shares (as defined in the Subscription Agreement) and/or any other equity security (of FEAC, any successor entity or otherwise) issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise (the “Registrable Securities”), and FEAC (or subject to and in accordance with the Assumption, the Issuer) shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the 60th calendar day (or 90th calendar day if the Staff of the SEC notifies FEAC that it will “review” the Registration Statement) following the Closing Date.

Immediately following the execution and delivery of the Subscription Agreement, FEAC and the Issuer also entered into a side letter with the Sponsor (the “Side Letter Agreement”) to amend the relevant Subscription Agreement and which, together with the relevant Subscription Agreement, reflects the total number of FEAC Class A shares and FEAC warrants to be issued by FEAC (or after the Assumption, the total number of Common Shares and Warrants to be issued by the Issuer) pursuant to the PIPE Financing in consideration of the purchase price set forth in the relevant Subscription Agreement.

The foregoing description of the Subscription Agreement and the Side Letter Agreement is subject to and qualified in its entirety by reference to the full text of the Subscription Agreement and the Side Letter Agreement, a form of which is attached as Exhibit 2 and Exhibit 3 hereto, respectively, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

On the Closing Date, Newco, FEAC, the Sponsor Holders (as defined in the Registration Rights Agreement) and the enGene Holders (as defined in the Registration Rights Agreement) entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Sponsor Holders and the enGene Holders will be granted certain customary registration rights with respect to their respective Equity Securities (as defined in the Registration Rights Agreement) of the Issuer, in each case, on the terms and subject to the conditions therein.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a form of which is attached as Exhibit 4 hereto, and the terms of which are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Sponsor and Insiders Letter Agreement, dated May 16, 2023, by and among FEAC, the Sponsor, Forbion Growth Opportunities Fund I Cooperatief U.A., enGene, Newco and the other parties named therein.*

Exhibit 2	Form of Subscription Agreement.*

Exhibit 3	Form of Subscription Agreement Side Letter Agreement.*

Exhibit 4	Form of Registration Rights Agreement.*

Exhibit 5	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2023

Forbion Growth Sponsor FEAC I B.V.

By:	/s/ Sander Slootweg
Sander Slootweg, Director

By:	/s/ Wouter Joustra
Wouter Joustra, Director

Forbion Growth Opportunities Fund I Cooperatief U.A.

By:	/s/ Sander Slootweg
Sander Slootweg, on behalf of Forbion Growth Management B.V., Director

By:	/s/ Wouter Joustra
Wouter Joustra, on behalf of Forbion Growth Management B.V., Director

Forbion Growth Management B.V.

By:	/s/ Sander Slootweg
Sander Slootweg, Director

By:	/s/ Wouter Joustra
Wouter Joustra, Director

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE

OFFICERS OF THE REPORTING PERSONS

Directors and Executive Officers of the Sponsor. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of the Sponsor. Each of the individuals listed below is employed by the Sponsor, which has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, the Netherlands. Each such individual is a citizen of the Netherlands.

Name	Present Principal Occupation or Employment
J.M. Bos	Director
C. Lesser	Director
S. Slootweg	Director
W.S.J. Joustra	Director

Directors and Executive Officers of Forbion Cooperatief. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Forbion Cooperatief. The entity listed below is incorporated in the Netherlands and has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, the Netherlands.

Name	Present Principal Occupation or Employment
Forbion Growth Management B.V.	Director

Directors and Executive Officers of Forbion Management. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Forbion Management. Each of the individuals listed below is employed by Forbion Management, which has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, The Netherlands. Each such individual is a citizen of the Netherlands, except for N.L. Luneborg, who is a citizen of Denmark.

Name	Present Principal Occupation or Employment
S. Slootweg	Director
M. A. van Osch	Director
G. J. Mulder	Director
V. van Houten	Director
D.A.F. Kersten	Director
N.L. Luneborg	Director
W.S.J. Joustra	Director
J.M. Bos	Director